GENTING BERHAD

(Incorporated in Malaysia under Company No. 7916-A)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937, 50930 Kuala Lumpur, Malaysia.
Tel: 03-2178 2288, 2333 2288 Fax: 03-2161 5304 Telex: MA 30022.

Exemption No. 82-4962

RECEIVED
2005 DEC 13 P 4:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

9 December 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

SUPPL

BY FAX # 001-202-942-9525

Dear Sirs,

GENTING BERHAD
EXEMPTION NO. 82-4962

We enclose a copy of the announcement by the Company on The Successful Acquisitions of the Power Plants in China for filing pursuant to exemption no. 82-4962 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours faithfully
GENTING BERHAD

TAN WOOI MENG
Group Company Secretary

05013267

Encls...
F:\USERS\SEC\EUE\Letters\ADR.doc

PROCESSED
DEC 2 0 2005
THOMSON
FINANCIAL

Form Version 2.0

General Announcement

Reference No **CU-051207-12209**

Submitting Merchant Bank (if applicable) :

Submitting Secretarial Firm Name (if applicable) :

* Company name : **GENTING BERHAD**

* Stock name : **GENTING**

* Stock code : **3182**

* Contact person : **MR TAN WOOI MENG**

* Designation : **GROUP COMPANY SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ANNOUNCEMENT OF THE SUCCESSFUL ACQUISITIONS OF THE POWER PLANTS IN CHINA

* **Contents :-**

The Board of Directors of Genting Berhad is pleased to announce that its Power Division have successfully completed the acquisitions of 4 power plants located in China from the subsidiaries of El Paso Corporation, for a cash consideration of USD69,880,698 (RM264,149,038 at the exchange rate of USD1.00 : RM3.78).

The acquisitions comprise:

- An approximate 26.2% indirect ownership interest in the 724 Megawatts (MW) Meizhou Wan power plant
- A 80% indirect ownership interest in the 76MW Nanjing power plant
- A 60% indirect ownership interest in the 109MW Suzhou power plant; and
- A 60% indirect ownership interest in the 42MW Wuxi power plant.

Arising from these acquisitions, the following companies became subsidiaries (and associated companies) of Genting Power China Limited:

Name of Company	*Effective % of Ownership*
El Paso Meizhou Wan Holding Company	100
Meizhou Wan Generating Company Ltd	35.5
Fujian Electric (Hong Kong) LDC	26.2
Fujian Pacific Electric Company Ltd (Republic of China)	26.2
Coastal Suzhou Investor Ltd	100

Coastal Suzhou Manager Ltd	100
Coastal Gusu Heat & Power Ltd	100
Coastal Suzhou Power Ltd	100
Suzhou Coastal Cogeneration Power Company Ltd. (China)	60
Coastal Wuxi Manager Ltd	100
Coastal Wuxi Investor Ltd	100
Coastal Wuxi Power Ltd	100
Coastal Wuxi New District Ltd	100
Wuxi Huada Gas Turbine Electric Power Company (China)	60
Coastal Nanjing Investor Ltd	100
Coastal Nanjing Manager Ltd	100
Coastal Nanjing Power Ltd	100
Nanjing Coastal Xingang Cogeneration Power Plant (China)	80

These acquisitions will expand and complement the existing power business of the Genting Group. Other power related assets of the Genting Group include a 58.6% stake in the 720 MW Genting Sanyen Kuala Langat Power Plant in Malaysia, a 30% stake in the 368MW Lanco Kondapalli Power Plant in India, a 74% interest in Genting Lanco Power Private Ltd (an O&M company) and a 36.3% holding in Aban Power Company Ltd, which has commissioned a 113 MW power plant in Tamil Nadu, India.

None of the Directors and/or substantial shareholders of the Company has any interest, direct or indirect in the aforesaid acquisition.

Yours faithfully
GENTING BERHAD

DR. R. THILLAINATHAN
Executive Director & Chief Operating Officer

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: